FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 3, 2007

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: August 3, 2007	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:

ASE, Inc. Room 1901, No. 333, Section 1 Keelung Road, Taipei, Taiwan, 110 Tel: + 886.2.8780.5489 Fax: + 886.2.2757.6121 http://www.aseglobal.com	Joseph Tung, CFO / Vice President Freddie Liu, Vice President ir@aseglobal.com Clare Lin, Director (US Contact) clare.lin@aseus.com Tel: + 1.408.986.6524

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR YEAR 2007 SECOND-QUARTER

Taipei, Taiwan, R.O.C., August 3, 2007 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, “ASE”, or the “Company”), the world’s largest independent provider of IC packaging and testing services, today reported unaudited net revenues1 of NT$23,362 million for the second quarter of 2007 (2Q07), down 11% year-over-year and up 11% sequentially.  Net income for the quarter totaled NT$2,575 million, down from NT$7,319 million in 2Q06 and up from NT$1,661 million in 1Q07.  Diluted earnings per share for the quarter was NT$0.52 (or US$0.079 per ADS), compared to NT$1.58 for 2Q06 and NT$0.36 for 1Q07.

For the six months ended June 30, 2007, the Company reported net revenues of NT$44,455 million and net income of NT$4,236 million.  Earnings per share for the 1st half of 2007 was NT$0.92, or US$0.139 per ADS.

RESULTS OF OPERATIONS

2Q07 Results Highlights

●
Net revenues contribution from IC packaging operations (including module assembly), testing operations, and substrate sold to third parties were NT$18,029 million, NT$4,724 million and NT$609 million, respectively, and each represented approximately 77%, 20% and 3% respectively, of total net revenues for the quarter.

●	Cost of revenues was NT$16,958 million, down 10% year-over-year and up 5% sequentially.

-	As a percentage of total net revenues, cost of revenues was 73% in 2Q07, up from 71% in 2Q06 and down from 76% in 1Q07.

-	Raw material cost totaled NT$6,375 million during the quarter, representing 27% of total net revenues; compared with NT$5,746 million and 27% of net revenues in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$4,108 million during the quarter, up 10% year-over-year and up 3% sequentially.
●	Total operating expenses during 2Q07 were NT$2,516 million, including NT$720 million in

_________________
1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with accounting principles generally accepted in the Republic of China, or ROC GAAP.  Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and review by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period.  Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements.  In addition, the financial information presented is not necessarily indicative of our results for any future period.

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Advanced Semiconductor Engineering, Inc.

R&D and NT$1,796 million in SG&A.  Compared with operating expense of NT$2,226 million in 1Q07, the sequential increase was primarily attributable to the bonus to employee and compensation to directors of subsidiary in 2Q07.  Total operating expenses as a percentage of net revenues for the current quarter were 11%, up from 8% in 2Q06 and relatively unchanged compared to 1Q07.

●	Operating profit for the quarter totaled NT$3,888 million, up from NT$2,771 million in the previous quarter. Operating margin increased from 13% in 1Q07 to 17% in 2Q07.
●	In terms of non-operating items,

-	Net interest expense was NT$306 million, down from NT$354 million a quarter ago primarily due to a decrease in total bank loans.

-
Net exchange gain of NT$147 million was mainly attributable to the exchange gain in U.S. dollar-based liabilities due to the depreciation of the US dollar against the New Taiwan dollar, and the exchange gain from the appreciation of the Renminbi against the U.S. dollar.

-
Gain on long-term investment of NT$65 million was primarily related to investment income of NT$50 million from USI, investment income of NT$16 million from Hung Ching Construction, and partially offset by investment loss from Hung Ching Kwan Co.

-
Other non-operating expenses of NT$197 million were primarily related to loss from inventory provision adjustment and other miscellaneous expenses.  Together with other non-operating expenses, total non-operating expenses for the quarter were NT$291 million, compared to income of NT$3,146 million for 2Q06 and expenses of NT$501 million for 1Q07.

●
Income before tax was NT$3,597 million for 2Q07, compared with NT$2,270 million in the previous quarter.  We recorded an income tax expense of NT$866 million during the quarter, compared with an income tax expense of NT$320 million in 1Q07.  The sequential increase of the income tax expense was primarily due to the undistributed earnings tax of subsidiary in 2Q07.  Minority interest adjustment was NT$156 million for 2Q07.

●
In 2Q07, net income was NT$2,575 million, compared to net income of NT$7,319 million for 2Q06 and NT$1,661 million for 1Q07.  For the six months ended June 30, 2007, the company reported net income of NT$4,236 million, compared with net income of NT$10,501 million in the same period 2006.

●
Our total number of shares (excluding treasury stock) outstanding at the end of the quarter was 4,460,887,738.  Our diluted EPS for 2Q07 was NT$0.52, or US$0.079 per ADS, based on 4,719,868,485 weighted average number of shares outstanding during the second quarter.  EPS for the first half of 2007 was NT$0.92, or US$0.139 per ADS.

LIQUIDITY AND CAPITAL RESOURCES

●	As of June 30, 2007, our cash and other financial assets totaled NT$26,683 million, down from NT$26,712 million on March 31, 2007.
●	Capital expenditures in 2Q07 totaled US$69 million, of which US$49 million was for IC packaging, US$20 million was for testing, and US$0.2 million was for interconnect materials.
●	For the first half of 2007, the Company spent US$145 million for capital expenditures, including US$83 million for IC packaging, US$62 million for testing, and US$0.3 million for IC substrate.
●
As of June 30, 2007, we had total bank debts of NT$38,696 million, down from NT$41,620 million as of March 31, 2007.  Total bank debts consisted of NT$4,966 million of revolving working capital loans, NT$2,425 million of current portion of long-term debts, NT$22,034 million of long-term debts and NT$9,271 million of long-term bonds payable.  Total unused

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Advanced Semiconductor Engineering, Inc.

credit lines were NT$52,034 million.
●	Current ratio as of June 30, 2007 was 1.54, compared to 1.72 as of March 31, 2007 and net debt to equity ratio was 0.16 as of June 30, 2007.
●	Total number of employees was 27,746 as of June 30, 2007.

BUSINESS REVIEW

IC Packaging Services2

●
Net revenues generated from our IC packaging operations were NT$18,029 million during the quarter, down by NT$1,926 million or 10% year-over-year and up by NT$1,746 million or 11% sequentially.  On a sequential basis, the increase in packaging net revenue was primarily due to volume increase.

●	Net revenues from advanced substrate and leadframe-based packaging accounted for 85% of total IC packaging net revenues during the quarter, up by two percentage points from the previous quarter.
●	Gross margin for our IC packaging operations was 24%, up by 1 percentage point year-over-year and up by 3 percentage points sequentially.
●
Capital expenditure for our IC packaging operations amounted to US$49 million during the quarter, of which US$45 million was for wirebonding packaging capacity, and US$4 million was for wafer bumping and flip chip packaging equipment.

●	As of June 30, 2007, there were 7,040 wirebonders in operation, of which 19 wirebonders were added and 29 wirebonders were disposed of during the quarter.
●	Net revenues from flip chip packages and wafer bumping services accounted for 10% of total packaging net revenues, up by one percentage point from the previous quarter.

Testing Services

●
Net revenues generated from our testing operations were NT$4,724 million, down by NT$976 million or 17% year-over-year and up by NT$400 million or 9% sequentially.  The increase in testing net revenues was primarily due to an increase in testing volume and average selling prices (ASP).

●
Final testing contributed 76% to total testing net revenues, down by two percentage points from the previous quarter.  Wafer sort contributed 20% to total testing net revenues, up by three percentage points from the previous quarter.  Engineering testing contributed 4% to total testing net revenues, down by one percentage point from the previous quarter.

●	Depreciation, amortization and rental expense associated with our testing operations amounted to NT$1,567 million, down from NT$1,585 million in 2Q06 and down from NT$1,573 million in 1Q07.
●
In 2Q07, gross margin for our testing operations was 35%, down by eight percentage points year-over-year and up by six percentage points sequentially.  The sequential increase in gross margin was primary due to the increase of sales and utilization.

●	Capital spending on our testing operations amounted to US$20 million during the quarter.
●	As of June 30, 2007, there were 1,385 testers in operations, of which 58 testers were added and 38 testers were disposed of during the quarter.

Substrate Operations

●	PBGA substrate manufactured by ASE amounted NT$2,047 million for the quarter, up by NT$39 million or 2% from a year-ago quarter, and up by NT$331 million or 19% from the

___________
2 IC packaging services include module assembly services.

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Advanced Semiconductor Engineering, Inc.

previous quarter. Of the total output of NT$2,047 million, NT$608 million was from sales to external customers.
●
Gross margin for substrate operations was 21% during the quarter, down by three percentage points compared with the year-ago quarter, and up by three percentage points compared with the previous quarter.

●	In 2Q07, the Company’s internal substrate manufacturing operations supplied 54% (by value) of our total substrate requirements.
●	As of June 30, 2007, the Company’s PBGA capacity was at 48 million units per month.

Customers

●
Our five largest customers together accounted for approximately 27% of our total net revenues in 2Q07, relatively unchanged compared to 2Q06 and 1Q07.  No single customer accounted for more than 10% of our total net revenues.

●	Our top 10 customers contributed 44% of our total net revenues during the quarter, relatively unchanged compared to 2Q06 and up from 42% in 1Q07.
●	Our customers that are integrated device manufacturers, or IDMs, accounted for 35% of our total net revenues in 2Q07, compared to 41% in 2Q06 and 1Q07.

About ASE,  Inc.
ASE, Inc. is the world's largest independent provider of IC packaging services and, together with its subsidiary ASE Test Limited (Nasdaq: ASTSF), the world's largest independent provider of IC testing services, including front-end engineering testing, wafer probing and final testing services.  ASE, Inc.’s international customer base of more than 200 customers includes such leading names as ATI Technologies Inc., CSR plc, Freescale Semiconductor, Inc., MediaTek Inc., NEC Corporation, NVIDIA Corporation, NXP Semiconductors, Qualcomm Incorporated, RF Micro Devices Inc., STMicroelectronics N.V. and VIA Technologies, Inc.  With advanced technological capabilities and a global presence spanning Taiwan, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services. For more information, visit our website at http://www.aseglobal.com.

Safe Harbor Notice
This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including statements regarding our future results of operations and business prospects.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report.  We were not involved in the preparation of these projections.  The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release.  Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the ROC and the PRC; general economic and political conditions; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2006 Annual Report on Form 20-F filed on June 25, 2007.

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Advanced Semiconductor Engineering, Inc.

Supplemental Financial Information
Consolidated Operations
Amounts in NT$ Millions	2Q/07	1Q/07	2Q/06
Net Revenues	23,362	21,093	26,287
Revenues by End Application
Communication	46%	45%	36%
Computer	22%	21%	25%
Automotive and Consumers	32%	32%	38%
Others	0%	2%	1%
Revenues by Region
North America	48%	51%	53%
Europe	12%	12%	13%
Taiwan	23%	19%	18%
Japan	9%	10%	9%
Other Asia	8%	8%	7%

IC Packaging Services
Amounts in NT$ Millions	2Q/07	1Q/07	2Q/06
Net Revenues	18,029	16,283	19,955
Revenues by Packaging Type
Advanced substrate & leadframe based	85%	83%	84%
Traditional leadframe based	5%	5%	5%
Module assembly	6%	8%	6%
Others	4%	4%	5%
Capacity
CapEx (US$ Millions) *	49	33	53
Number of Wirebonders	7,040	7,050	6,517
Wafer Bumping 8” (pcs/month)	87,000	87,000	78,000
Wafer Bumping 12” (pcs/month)	17,000	16,000	15,000

Testing Services
Amounts in NT$ Millions	2Q/07	1Q/07	2Q/06
Net Revenues	4,724	4,324	5,700
Revenues by Testing Type
Final test	76%	78%	76%
Wafer sort	20%	17%	19%
Engineering test	4%	5%	5%
Capacity
CapEx (US$ Millions) *	20	43	58
Number of Testers	1,385	1,365	1,314
* Capital expenditure amounts exclude building construction costs.

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Income Statements Data
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the period ended
	Jun. 30 2007	Mar. 31 2007	Jun. 30 2006	Jun. 30 2007	Jun. 30 2006
Net revenues:
IC Packaging	18,029	16,283	19,955	34,312	39,261
Testing	4,724	4,324	5,700	9,048	10,823
Others	609	486	632	1,095	1,040
Total net revenues	23,362	21,093	26,287	44,455	51,124

Cost of revenues	16,958	16,096	18,787	33,054	36,989
Gross profit	6,404	4,997	7,500	11,401	14,135

Operating expenses:
Research and development	720	689	645	1,409	1,279
Selling, general and administrative	1,796	1,537	1,409	3,333	2,725
Total operating expenses	2,516	2,226	2,054	4,742	4,004
Operating income (loss)	3,888	2,771	5,446	6,659	10,131

Net non-operating (income) expenses:
Interest expenses - net	306	354	338	660	697
Foreign exchange loss (gain)	(147)	(19)	20	(166)	(23)
Loss (gain) on long-term investment	(65)	(76)	(83)	(141)	(144)
Others	197	242	(3,421)	439	(3,073)
Total non-operating (income) expenses	291	501	(3,146)	792	(2,543)
Income (loss) before tax	3,597	2,270	8,592	5,867	12,674

Income tax expense (benefit)	866	320	435	1,186	567
Income (loss) from continuing operations	2,731	1,950	8,157	4,681	12,107

Cumulative effect of change in accounting principle	-	-	-	-	343
Income (loss) before minority interest	2,731	1,950	8,157	4,681	11,764

Minority interest	156	289	838	445	1,263
Net income (loss)	2,575	1,661	7,319	4,236	10,501

Per share data:
Earnings (loss) per share
– Basic	NT$0.58	NT$0.37	NT$1.67	NT$0.95	NT$ 2.39
– Diluted	NT$0.52	NT$0.36	NT$1.58	NT$0.92	NT$ 2.27

Earnings (loss) per pro forma equivalent ADS
– Basic	US$0.087	US$0.057	US$0.259	US$0.144	US$0.372
– Diluted	US$0.079	US$0.055	US$0.245	US$0.139	US$0.353

Number of weighted average shares used in diluted EPS calculation (in thousands)	4,719,868	4,706,551	4,673,421	4,712,560	4,661,704

Exchange rate (NT$ per US$1)	33.11	32.78	32.12	32.94	32.19

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Balance Sheet Data
(In NT$ millions)
(Unaudited)

As of Jun. 30, 2007		As of Mar. 31, 2007

Current assets:
Cash and cash equivalents	13,294	14,008
Financial assets – current	13,389	12,704
Notes and accounts receivable	13,812	12,401
Inventories	5,586	5,501
Others	3,865	4,086
Total current assets	49,946	48,700

Financial assets – non current	4,802	5,659
Properties – net	77,618	78,970
Other assets	9,897	10,239
Total assets	142,263	143,568

Current liabilities:
Short-term debts – revolving credit	4,966	5,477
Short-term debts – current portion of long-term debts	2,425	2,603
Short-term debts – current portion of bonds payable	0	1,375
Notes and accounts payable	7,616	7,553
Others	17,383	11,322
Total current liabilities	32,390	28,330

Long-term debts	22,034	23,957
Long-term bonds payable	9,271	8,208
Other liabilities	3,029	3,007
Total liabilities	66,724	63,502

Minority interest	11,760	11,470

Shareholders’ equity	63,779	68,596
Total liabilities & shareholders’ equity	142,263	143,568

Current Ratio	1.54	1.72
Net Debt to Equity	0.16	0.19